UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                              EVI WEATHERFORD, INC.
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                  292740107000
                                 (CUSIP Number)

                                 Jennifer Marre
                                    Secretary
                            Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                               New York, NY 10285
                                 (212) 526-1936
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                September 30, 1998

            (Date of Event, which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE

CUSIP No.
292740107000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     3,598,832

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     3,598,832

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,598,832

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     3.7%

14)  Type of Reporting Person
     HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 30, 1998


LEHMAN BROTHERS HOLDINGS INC.

By:  /s/ Jennifer Marre
     ------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

Schedule 13D Amendment No. 3

Item 1.   Security and Issuer

          This statement relates to the Common Stock, par value $1.00 (the "Common Stock"), of EVI Weatherford, Inc., a Delaware corporation ("EVI"). The address of the principal executive offices of EVI is 5 Post Oak Park, Suite 1760, Houston, Texas 77027-3415.

Item 2.   Identity and Background

          This statement is filed on behalf of Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center, 200 Vesey Street, New York, NY 10285

          Holdings through its domestic and foreign subsidiaries is a full-line securities firm.

          The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

          The Reporting Person, nor to the best knowledge of the Reporting Person or any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source of Funds or Other Consideration

          No Change

Item 4.   Purpose of Transaction

          No Change

Item 5.   Interest in Securities of the Issuer

          (a)  No Change

          (b)  No Change

          (c) Lehman Brothers Inc. ("LBI") and other affiliates in the ordinary course of business as broker-dealers, may have purchased and sold shares of Common Stock on behalf of customers.

          (d) Neither the Reporting Person nor, to its knowledge, or any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

          (e) This statement is being filed to report that as of September 30, 1998, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Two Managing Directors of LBI are members of the Board of Directors of
          EVI:  David J. Butters and  Robert B. Millard.

Item 7.   Material to be Filed as Exhibits

          No Change

                                                                      APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS


NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

Hideichiro Kobayashi*                        Lehman Brothers Holdings Inc.
Director and General Manager for                3 World Financial Center
the Americas of Nippon Life                        New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285


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All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

John L. Cecil
Chief Administrative Officer and               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285


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All above individuals are citizens of the United States.